February 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lichen China Limited

Withdrawal of Registration Statement on Form F-3

(File No. 333-277106)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) by Lichen China Limited (the “Registrant”) on February 15, 2024 (File No. 333-277106) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact William Rosenstadt or Mengyi “Jason” Ye of the Registrant’s outside legal counsel, Ortoli Rosenstadt LLP, at (212) 588-0022.

Best regards,

Lichen China Limited

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer